FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Election of members to the Board of Directors

Pursuant to the Law and the Bank’s Articles of Association, and in the context of the principles of sound corporate governance, at its meeting of 2 December 2009 the Board of Directors of National Bank of Greece elected in replacement of executive members Mr. Efstratios-Georgios (Takis) Arapoglou and Mr. Ioannis Pehlivanidis, who both resigned, Mr. Vassilios Rapanos, Professor of the University of Athens, as non-executive Chairman of the Board, and Mr. Apostolos Tamvakakis, Economist, as executive member of the Board and Chief Executive Officer, with terms of office equivalent to the outstanding terms of office of the members who resigned, i.e. until the AGM in 2010.

After the Bank’s Board, as above, was constituted into a body, powers of the Board and of representation of the Bank were assigned, as per the Articles of Association and the Law.

Athens, December 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis
(Registrant)

Date : 2nd December, 2009

Chief Executive Officer